

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 25, 2018

Via E-Mail
Charles E. Owens
Chief Executive Officer and President
Construction Partners, Inc.
290 Healthwest Drive, Suite 2
Dothan, AL 36303

> **Re: Construction Partners Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 23, 2018**
> **File No. 333-224174**

Dear Mr. Owens:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Recent Developments, page 6
Settlement Agreements, page 7

1. Please disclose the nature of the claims that gave rise to the settlement agreements.

Preliminary Estimated Unaudited Financial Results of the Three Months Ended March 31, 2018, page 7

2. We note your estimated financial results for the three months ended March 31, 2018 include the favorable impact of a $10.6 million after-tax gain, related to what appears to be a non-recurring legal settlement, and this gain is included in your non-GAAP financial measure, Adjusted EBITDA.   We also note, in other periods, you exclude certain unfavorable non-recurring losses in the determination of your non-GAAP financial measure, such as the loss on extinguishment of debt during the fiscal year ended September 30, 2017.   It is not clear to us why you did not exclude the non-recurring

favorable impact of the legal settlement from your preliminary non-GAAP financial measure or how you determined the current presentation complies with our response to Question 100.03 of the SEC's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. Please clarify or revise.

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

3. We note you have included a conditional audit report pending the completion of the planned stock split.   Please confirm that you intend to file a pre-effective amendment to your Form S-1 that includes a final signed audit report and signed auditors' consent prior to requesting effectiveness.

Exhibit Index, page II-5

4. Please file the required XBRL interactive data information and list such files in the exhibit list with your next amendment. Please refer to Item 601(b)(101) of Regulation S-K.

You may contact Kevin Stertzel, Staff Accountant at (202) 551-3723 or, in his absence, Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

Via E-Mail
CC: Garrett DeVries, Esq.
        Sean Gurgle, Esq.